UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of February 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     On February 16, 2010, Telvent GIT, S.A. (“Telvent”) announced today that it has appointed, effective February 1, 2010, José Montoya as Deputy Chairman of Telvent, José Ignacio del Barrio as President of Telvent Transportation, and Carlos Delgado as President of Telvent Global Services.
     Mr. José Montoya, President of Transportation since January 2007, has been appointed as Deputy Chairman of Telvent. Mr. Montoya served as Vice President of Transportation from 1989 until his appointment as President of Transportation in January 2007. Mr. Montoya graduated in engineering from the Universidad Politécnica de Linares and also holds an MBA from IESE (Madrid, Spain).
     Mr. José Ignacio del Barrio, previously the President of Global Services, has been appointed President of Telvent Transportation. Mr. del Barrio joined Telvent in 1988 as a Project Manager for large-scale strategic projects in Africa and Latin America in the Communications Division and was later promoted to Director of the International Department. In 1993, Mr. del Barrio was named Telvent Mexico’s General Manager. After three years in Mexico, he took the position of Sales and Marketing Director of Telvent Energía y Medio Ambiente S.A. and in 1998 he was named Managing Director of the Communications Division. In 2001, he was named Telvent’s General Manager, where he founded and held executive positions in Telvent Housing, Telvent Datahouse and Telvent Interactiva. Mr. del Barrio graduated with a degree in Telecommunications Engineering from UPM (Madrid, Spain), and holds a degree from the Business Administration Program from IESE (Barcelona, Spain).
     Mr. Carlos Delgado, previously Executive Vice President of Global Services, has assumed the responsibilities of President of Telvent Global Services. Mr. Delgado held the position of Executive General Manager of Matchmind for seven years, since it was incorporated in 2002. From 2000 until December 2001, Mr. Delgado served as Vice President of Technologies and Utilities in Cap Gemini and was a member of the Spanish Executive Committee. Previously, he spent some of his career as Manager at E.D.S, Multinational Company of Consultancy and Information Technologies Service. From October 1989 until December 1993, Mr. Delgado worked for Banesto Group. Mr. Delgado has a degree in Economy and Business Administration from the Universidad Pontificia de Madrid (Spain).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: February 16, 2010